UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 22, 2006

Mizuho Financial Group, Inc.

By:	/s / Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

December 22, 2006

To whom it may concern

Company Name: Mizuho Financial Group, Inc.

Representative: Terunobu Maeda, President & CEO

Head Office: 1-5-5, Otemachi, Chiyoda-ku, Tokyo

Code Number: 8411 (Tokyo Stock Exchange (First Section),

Osaka Securities Exchange (First Section))

Announcement regarding Determination of Terms of the Preferred Securities

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that the terms of the preferred securities announced in the “Announcement regarding Establishment of an Overseas Special Purpose Subsidiary and Issuance of “Non-Dilutive” Preferred Securities” dated November 27, 2006 have been determined today as follows. The Preferred Securities are not convertible into common stock of MHFG.

Issuer	Mizuho Capital Investment (JPY) 1 Limited (It is an overseas special purpose subsidiary established in the Cayman Islands, the voting rights of which are wholly owned by MHFG.)

Type of Security	Japanese Yen denominated Non-cumulative Perpetual Preferred Securities (no right to convert into MHFG’s shares is granted)

Aggregate Issue Amount	400 billion Japanese Yen

Dividend Rate	2.96% per annum (Fixed rate until June 2016) Floating rate after June 2016 (Non Step-up)

Issue Price	100 million Japanese Yen per preferred security

Scheduled Payment Date	January 12, 2007

Use of Proceeds	To be ultimately provided to the banking subsidiaries as perpetual subordinated loans.

Liquidation Preference	The Preferred Securities are intended to rank, as to rights to the liquidation preferences, effectively pari passu with preferred stock issued by MHFG.

Method of Offering	Private placement to qualified institutional investors in Japan

Contact: Mizuho Financial Group, Inc., Corporate Communications Public Relations Office Tel: 813-5224-2026

Note:	This document is prepared for the purpose of public disclosure of determination of the terms of the preferred securities, and does not constitute a solicitation of an offer for acquisition, or a of an offer for sale or a solicitation of offer for purchase of any securities in and outside of Japan (the “Solicitation Activity”), nor for the conducting of Solicitation Activity.

This document is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The preferred securities set forth above have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirement.